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FORM 12B-25

                      SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                 FORM 12b-25

                                         Commission File Number
                                                                ----------------

                          NOTIFICATION OF LATE FILING

(Check One):[ ]Form 10-K [X]Form 11-K [ ]Form 20-F [ ]Form 10-Q [ ]Form N-SAR

                 For Period Ended: December 31, 1998
                                   -------------------------------
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:
                                                  ---------------------------

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE.

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

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                       PART I - REGISTRANT INFORMATION

The Colonial BancGroup, Inc.
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Full name of registrant

Southland Bancorporation
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Former name if applicable

One Commerce Street, Suite 800
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Address of principal executive office (STREET AND NUMBER)

Montgomery, Alabama 36104
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City, state and zip code


                        PART II - RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

     (a)   |   The reasons described in reasonable detail in Part III of this
           |   form could not be eliminated without unreasonable effort or
           |   expense;
           |
 [X] (b)   |   The subject annual report, semi-annual report, transition
           |   report on Form 10-K, 20-F, 11-K, or Form N-SAR, or portion
           |   thereof will be filed on or before the 15th calendar day
           |   following the prescribed due date; or the subject quarterly
           |   report or transition report on Form 10-Q, or portion thereof
           |   will be filed on or before the fifth calendar day following the
           |   prescribed due date; and
           |
     (c)   |   The accountant's statement or other exhibit required by Rule
           |   12b-25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

The registrant has been informed by PricewaterhouseCoopers LLP ("PWC"), its independent auditors, that PWC will be unable to furnish its report on the financial statements of The Colonial 401(k) and Profit Sharing Plan on or before the date on which the registrant is required to file the Form 11-K for the Plan for the year ended December 31, 1998. As the direct result of unforeseen and sudden turnover in a critical management position responsible for the collection and presentation of Plan financial information required for PWC to complete its audit procedures, the information as presented to PWC was materially deficient. This deficiency was not discovered sufficiently in advance of the filing date for the Form 11-K for the registrant to correct it without diverting internal accounting staff from critical and time-sensitive projects, including but not limited to completion of the previously scheduled, periodic in-house examination of the registrant by federal bank examiners.

The registrant has filed timely during the preceding 12 months all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934. The subject Form 11-K will be filed on or before July 14, 1999, the 15th calendar day following the due date of the subject Form 11-K. The statement of PWC as required by Rule 12b-25(c) is attached hereto as Exhibit 99.

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                         PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

               Sarah H. Moore               334                240-5062
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)


(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 [ ] Yes  [X] No

         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                          The Colonial BancGroup, Inc.
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                  (Name of Registrant as Specified in Charter)


Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  June 29, 1999                  By /s/ Sarah H. Moore
    -----------------------------      ----------------------------------------
                                            Sarah H. Moore
                                            Senior Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

  Intentional misstatements or omissions of fact constitute Federal criminal violations (SEE 18 U.S.C. 1001).


                               INDEX OF EXHIBITS

EXHIBIT NO.                DESCRIPTION
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
   99                      Statement of PricewaterhouseCoopers LLP